SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*


                           ASTRATA GROUP INCORPORATED
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    04634R106
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala

                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 29, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   58,278,818
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   - 58,278,818

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,278,818

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.1%

14   TYPE OF REPORTING PERSON

     IN

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   58,278,818
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   -   58,278,818

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,278,818

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.1%

14   TYPE OF REPORTING PERSON

     IA

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity China Fund Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity China LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     PN

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity China GP Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advantage Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     PN

CUSIP No.:  04634R106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCAF GP, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER    -   See Item 5
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER    -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     OO

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Astrata Group Incorporated (the "Issuer"), whose principal executive offices are located at 14027 Memorial Drive, Suite 355, Houston, TX 77079.

ITEM 2.  Identity and Background.

         (a) This Statement is being filed by (i) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), which serves as the general partner of the China Fund, (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), which controls the China Fund GP, (iv) Vision Opportunity Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), (v) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"; and, together with the Master Fund and the China Fund, the "Funds"); (vi) VCAF GP, LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of VCAF, (vii) Vision Capital Advisors, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Funds, and (viii) Adam Benowitz, a United States citizen who serves as Managing Member of the Investment Manager and the General Partner (all of the foregoing, collectively, "Vision" and/or the "Reporting Persons"). Each Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager (and the China Fund GP and the China Fund Ltd., with respect to the shares owned by the China Fund; and the General Partner, with respect to the shares owned by VCAF) may be deemed to share with the Funds voting and dispositive power with respect to such shares.

         The principal business of each of the China Fund, the China Fund Ltd., VCAF and the Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the China Fund GP is acting as the general partner of the China Fund. The principal business of the General Partner is acting as the general partner of VCAF. The principal business of the Investment Manager is providing investment management services to the Funds and other investment vehicles. Mr. Benowitz's principal occupation is serving as Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the China Fund Ltd. and the Master Fund (the "Directors and Officers").

         (b) The principal business office of each of the Investment Manager, the General Partner, VCAF and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

         The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

         Suites 13 and 15
         Sarnia House
         Le Truchot
         St Peter Port
         Guernsey GY1 4NA

         The principal business office of the Master Fund is:

         c/o Citi Hedge Fund Services (Cayman) Limited
         P.O. Box 1748
         Cayman Corporate Centre
         27 Hospital Road, 5th Floor
         Grand Cayman KY1-1109
         Cayman Islands

         (c)      See Item 2(a) and 2(b) above.

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      See Item 2(a) above.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of funds for the securities covered by this Statement is working capital of the Funds in an aggregate amount of approximately $13,000,000.

ITEM 4.  Purpose of Transaction.

         On July 29, 2009, the Reporting Persons sent a letter to the Issuer's Board of Directors (the "Board") expressing concern with the actions taken by the Issuer and its management during the last three months (the "Letter"). The Reporting Persons believe that these actions reflect mismanagement and the failure of the Issuer's Board to exercise its fiduciary duties in good faith on behalf of the Issuer's stockholders. The Reporting Persons indicated their intent to reverse the Issuer's recent actions and take certain actions to revive the Issuer. The complete text of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Funds collectively own (i) 2,574,058 shares of Common Stock, (ii) have the ability to acquire an additional 55,704,760 shares of Common Stock through the exercise or conversion of derivative securities and
(iii) thus beneficially own 58,278,818 shares of Common Stock, representing 67.1% of all of the Issuer's outstanding Common Stock. Mr. Benowitz and the Investment Manager (and the China Fund GP and the China Fund Ltd., with respect to the shares of Common Stock owned by the China Fund; and the General Partner, with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Funds. Each disclaims beneficial ownership of such shares. The foregoing is based on 31,113,819 shares of Common Stock outstanding as of January 8, 2009, as reported on the Issuer's Form 10-Q filed on January 14, 2009.

         (b) The Reporting Persons have shared power (with each other and not with any other third party), to vote or direct the vote of and to dispose or direct the disposition of the 58,278,818 shares of Common Stock reported herein.

         (c) Except as described in Item 4, the Reporting Persons and, to the knowledge of the Reporting Persons, the Directors and Officers, did not effect any transactions in the Issuer's securities within the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.    Document

   1           Joint Filing Agreement

   2           Letter to Issuer's Board of Directors dated July 29, 2009

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VCAF GP, LLC
                                       VISION CAPITAL ADVANTAGE FUND, L.P.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as Managing Member of VCAF
                                           GP (for itself and as general partner
                                           of VCAF) and as a Director of the
                                           Master Fund


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ David Benway
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and as
                                           general partner of the China Fund)
                                           and the China Fund Ltd.

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the China Fund Ltd. and the Master Fund, respectively.

CHINA FUND LTD. DIRECTORS

Christopher Norman Fish (British Citizen)
Professional Director
LeVillocq Farmhouse
Le Villocq, Castel, Guernsey, GY5 7SA

Dr. Randolph Baer Cohen (US Citizen)
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

David William Benway (US Citizen)
Director of Business Development
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

Ruiping Wang (Hong Kong Citizen)
Managing Director
TDR Capital International Ltd.
Room 1201, Tower Two
Lippo Centre, 89 Queensway, Hong Kong

Dr. Christopher Keith Polk (US Citizen)
Professor of Finance
London School of Economics and Political Science
Houghton Street, London, WC2A2AE, UK

CHINA FUND LTD. EXECUTIVE OFFICERS

None.

MASTER FUND DIRECTORS

Adam Benowitz (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
One Breezy Pines
Bel Air Drive, South Sound
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
27 Hospital Road, George Town
Grand Cayman KY-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

                                  EXHIBIT INDEX

Exhibit No.    Document

   1           Joint Filing Agreement

   2           Letter to Issuer's Board of Directors dated July 29, 2009

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Astrata Group Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: August 10, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VCAF GP, LLC
                                       VISION CAPITAL ADVANTAGE FUND, L.P.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as Managing Member of VCAF
                                           GP (for itself and as general partner
                                           of VCAF) and as a Director of the
                                           Master Fund


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ David Benway
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and as
                                           general partner of the China Fund)
                                           and the China Fund Ltd.

                                   Exhibit 2

                                                                   July 29, 2009

Board of Directors
Astrata Group Incorporated
14027 Memorial Drive, Suite 355
Houston, TX 77079-6826

Gentlemen,

         The undersigned, Vision Opportunity China Fund Limited, Vision Capital Advantage Fund, L.P. and Vision Opportunity Master Fund, Ltd. (collectively, "Vision") and Jed Frost are major investors in Astrata Group Incorporated (the "Company" or "Astrata") and are majority stockholders of the Company. Vision has been an investor in the Company since 2006 and is the beneficial holder of Series A2 Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and common stock. In total, Vision has invested over $12,500,000 in the Company. On an "as converted" basis and taken together with Vision current common stock ownership, Vision is the beneficial owner of 58,278,818 shares of the Company's common stock which represents over sixty percent (60%) of the Company's outstanding shares of common stock. Jed Frost has made loans to the Company with an aggregate principal and interest in the amount of $3,655,373.88 which converts into shares of the Company's common stock, in addition to which he directly holds a significant number of shares of the Company's common stock.

         Each of the undersigned is extremely troubled by the actions taken by the Company and its management with the approval of the Company's Board of Directors during the last three months. These actions reflect mismanagement and the failure of the Board of Directors to exercise its fiduciary duties in good faith on behalf of the Company's stockholders. In fact management's actions have led the Company to its dire state. As majority stockholders and on behalf of all other similarly situated stockholders of the Company, we intend to reverse the Company's recent actions and take the following actions to revive the Company:

         1. Vision and Frost will vote against the proposed Restructuring Plan. Since Vision holds in excess of 91% of the preferred stock and Frost holds in excess of 35% of the unsecured debt, Vision's and Frost's vote against the Plan will effectively block Scenario 1 as described in the Disclosure Document. In addition, Frost will not vote in favor of Scenario 2 - Chapter 11 Filing, effectively blocking Scenario 2 as described in the Disclosure Document.

         2. The pledge of 100% of the shares of Astrata (Asia Pacific) Pte Ltd. to secure the Fame facility required shareholder approval since it amounted to a sale of substantially all of Astrata's assets. In addition, the credit facility, coupled with the Restructuring Plan, reflect a series of interested party transactions that failed to have the approval of the Company's stockholders. Moreover, we believe that the Fame facility was part of a series of transactions that constituted a fraudulent conveyance under both the federal Bankruptcy Code and applicable state laws. We also believe that the transactions violated applicable Singapore law.

         3. Finally, the Company violated the Securities Exchange Act of 1934 by failing to disclose publicly the credit facility within four (4) business days of entering the facility.

         4. We believe that there is alternative financing available from third parties who have indicated they will only finance the Company if the Board of Directors is reconstituted. To that end, we propose that the Board be reconstituted immediately as follows: two (2) members appointed by Vision/Jed Frost, one
                  (1) member appointed by Fame Trading, one (1) existing board member, and three (3) independent members acceptable to Vision and Frost with John Clough remaining as one of the independent directors.

         5. We request that the company agree to a standstill period of 45 days which will be sufficient time to reconstitute the Board of Directors, restructure the Company's operations and arrange for alternative financing. During this standstill period and until the Company's Board has been reconstituted, we request that the Company shall refrain from any actions that might potentially harm Vision and Jed Frost, including but not limited to, deviating from its ordinary course of business, incurring of additional debt, repaying debt, modifying or entering into employment agreements, and drawing down additional amounts under the Fame Trading credit line.

         We have gathered specific knowledge that the relationships with several key clients would be severely and potentially irreparably harmed should the company seek reorganization under Chapter 11 or protection under Chapter 7 of the Bankruptcy Code. We would, therefore, like to resolve this matter amicably. Accordingly, we request that you respond to the requests set forth in this letter by Thursday, July 30, by 6:00 p.m. EST. If you do not respond within that time period or if you refuse to work together to resolve the issues facing the Company, we intend to enforce our rights and remedies and to contest the senior status of Fame's debt. We request that the company send a copy of this letter to

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the principals of Fame Trading without undue delay. Each of the undersigned reserves its rights and remedies under the transaction documents relating to its investment in the Company.


                                       Very truly yours,

                                       Vision Opportunity China Fund Limited
                                       Vision Capital Advantage Fund, L.P.
                                       Vision Opportunity Master Fund, Ltd.


                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz
                                           Director

                                       By: /s/ Jed Frost
                                           -------------------------------------
                                           Jed Frost


Kramer Levin Naftalis & Frankel LLP
Greene Radovsky Maloney Share & Hennigh LLP


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